Exhibit 99.1

7 November 2014

National Grid plc

Half year report for the six months ended 30 September 2014

Steve Holliday, Chief Executive, said: “After the first six months of 2014/15 National Grid remains on track to deliver another year of strong overall returns and asset growth. We continue to provide good value and strong reliability for customers while keeping our element of bills as low as possible.”

Positive first half performance

—	Overall performance in the first six months in line with Group expectations for the full year

—	UK: continued delivery of good operational performance and capital programme efficiencies

—	US: strong growth and completion of major financial system upgrade balanced by increased gas mains repair costs following the exceptionally cold winter of 2013/14

—	Interim dividend of 14.71p per share in line with policy

Financial results for continuing operations

—	Adjusted operating profit[1] 2% higher at £1,611m

—	Adjusted earnings per share[1] 16% higher at 23.4p principally due to lower financing costs

Six months ended 30 September	Adjusted results[1]			Statutory results
unaudited	2014	2013	% change	2014	2013	% change
Operating profit (£m)	1,611	1,572	2	1,636	1,535	7
Profit before tax (£m)	1,137	979	16	1,175	1,052	12
Earnings per share (p)	23.4	20.2	16	24.1	33.0	(27)

Solid outlook for operating performance, asset growth and earnings

—	On track to deliver another year of strong overall returns and dividend growth

—	Investment of £3.1bn to £3.3bn expected to drive regulated asset growth of around 5% this year

—	Continued share repurchase programme to minimise scrip dilution

—	Attractive £1.5bn RPI-linked loan facility agreed with the European Investment Bank

—	Joint venture agreed with the Berkeley Group to unlock value from London property portfolio

Commenting on the outlook for the remainder of 2014/15, Steve Holliday added: “Our UK businesses continue to deliver strong performance within their clear, long-term, regulatory arrangements. We expect to deliver overall improvements in both totex and revenue incentive outcomes this year compared to 2013/14. In the US, the outlook for additional asset growth is increasingly positive and we are taking further action to drive operating cost efficiencies, file for incremental allowances where possible and prepare for future regulatory filings in Massachusetts and New York.

Our attractive combination of performance, investment and financing discipline should, again, deliver good asset growth this year along with a healthy balance sheet. This provides strong support for our policy of sustainable dividend growth, at least in line with RPI inflation, for the foreseeable future.”

1   ’Adjusted results’ and a number of other terms and performance measures used in this document are not defined within accounting standards or may be applied differently by other organisations. For clarity, definitions of these terms have been provided on page 19. Prior year EPS has been adjusted to reflect the additional shares issued as scrip dividends, refer to note 6 on page 32.

National Grid	2014/15 Half Year Results Statement

CONTACTS

Investors

John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)
George Laskaris	+1 929 324 4710	+1 917 375 0989 (m)
Victoria Davies	+44 20 7004 3171	+44 7771 973447 (m)
Tom Hull	+1 917 524 4099 (m)
Caroline Dawson	+44 20 7004 3169	+44 7789 273241 (m)
Michael Ioanilli	+44 20 7004 3006	+44 7789 878784 (m)

Media

Clive Hawkins	+44 20 7004 3147	+44 7836 357173 (m)
Rebecca Watson	+44 1926 655 256	+44 7771 341537 (m)

Brunswick

Tom Burns	+44 20 7404 5959

CONFERENCE CALL DETAILS

An analyst presentation will be held at the London Stock Exchange at 09:15 (GMT) today.

There will be a live webcast of the results presentation available to view at http://view-w.tv/p/786-1014-14962/en. The presentation will be available through the same link as a replay this afternoon.

Live telephone coverage of the analyst presentation at 09:15 (GMT)

UK dial in number	0808 109 0700	US dial in number	+1 646 843 4608
Password	National Grid

In addition, John Dawson, Head of Investor Relations, will host a conference call with Q&A at 14:00 (GMT) this afternoon for those unable to take part in the earlier presentation.

Dial in information for this 14:00 (GMT) call is the same as the live call information above.

Want our financial news and materials on the go? National Grid has a free investor and media app for iOS and Android devices. Visit your App store and search ‘National Grid IR’ to download.

Twitter: Follow our investor updates @nationalgridIR

National Grid image library available at www.nationalgridmedia.com

You can view or download copies of the latest Annual Report and Accounts (ARA) and Performance Summary from National Grid’s website at http://investors.nationalgrid.com or request a free printed copy by contacting investor.relations@nationalgrid.com.

National Grid	2014/15 Half Year Results Statement

STRATEGIC AND OPERATIONAL REVIEW

On track to deliver another year of strong overall returns and asset growth

In the first six months of the year, National Grid delivered a solid operational performance and is on track to deliver another year of strong overall returns and asset growth.

In the UK, the Company is delivering the benefits of streamlined processes and efficiencies in design, contracting and procurement. As a result, the business is on track to deliver improved overall returns on equity alongside asset growth of around 5% for the full year.

In the US, the business completed the final stabilisation upgrade to its new financial systems in July. The new systems are designed to facilitate future regulatory filings which will capture the benefit of the increased investments in asset replacement, network reliability and customer growth. Planning has now started on work to prepare suitable “test years” of data to support these filings.

Following the extreme winter of 2013/14 in the US, operational progress and efficiency improvements were balanced by higher costs associated with gas main leakages and repair activities in the first half of 2014/15, an impact which has also affected others in the industry. Underlying rate base growth is also increasing due to higher investment and the end of accelerated tax (bonus) depreciation. These elements present some headwinds for US operational returns on equity in 2014, which are now expected to be in the range 8.5% to 8.9%, a little lower than the level in 2013.

National Grid’s other businesses also made good contributions, in particular the Property business from increased asset sales. US corporate costs also reduced, reflecting lower US system stabilisation costs. Together with a strong performance on interest costs, driven by lower gross debt and reducing interest rates, this contributed to a positive overall first half.

In November the Group announced a deal with the Berkeley Group to unlock some of the value of National Grid’s property portfolio. This has the potential to realise a higher value for National Grid than the book value of land in the accounts of National Grid’s property companies, which is currently around £500m, and also frees up a valuable resource for the wider community.

Across the business, employee and contractor safety remains an important priority. In the UK, the business has continued to deliver a world class employee safety performance during the period. However, a number of incidents adversely impacted UK contractor performance. In the US, while the overall safety performance showed pleasing year on year improvement, it remains behind the Group’s targeted lost time injury frequency rate of 0.10 or better (i.e. less than one lost time injury per 100,000 hours worked in a 12 month period). The business will continue to invest in training and awareness initiatives to achieve this important goal.

The Group’s balance sheet remained strong throughout further significant investment in new assets during the period. The Group retired around £1.4bn of maturing long-term debt and successfully raised a further £0.8bn of new long-term debt to help finance future growth. In addition, the Group agreed a new, RPI-linked, European Investment Bank facility which is capable of providing a further £1.5bn of attractive debt financing.

In total, capital investment in the period was £1,579m, a decrease of £109m or 6% compared to the same period in 2013/14. This was principally due to lower UK Electricity Transmission investment, including delays to expenditure on the Western HVDC Link, partly offset by increased US investment.

This investment run rate is currently consistent with full year capital expenditure for the Group of £3.1bn to £3.3bn. Overall, National Grid expects to grow regulated assets by around 5% in the current year, while maintaining a secure and well financed balance sheet.

National Grid	2014/15 Half Year Results Statement

Regulatory and industry developments continue to support strong long-term growth prospects

Outlook for asset growth remains strong

In September, for the UK regulated businesses, National Grid published RIIO Stakeholder documents as required by Ofgem. These reported on the performance achieved in 2013/14 and set out high level expectations for the remainder of the price control. They featured a range of investment scenarios including a lower case, broadly equivalent to “Slow Progression”, where investment in new generation (and, as a result, National Grid’s investment in new connections and system reinforcement) continues to push back into the next RIIO period. They also included a higher case, similar to “Gone Green”, in which new generation investment drives an increase in transmission spend in the later RIIO-T1 years of up to £1bn per annum.

All of the updated investment scenarios reflect significant activities in maintenance and mains replacement. In aggregate these scenarios would see National Grid’s UK regulated businesses, including both transmission and distribution, investing between £16bn and £20bn over the eight year RIIO period in new capital projects to sustain the essential energy infrastructure in Great Britain. The resulting growth in the UK regulated asset value ranges from 5% to 6% per annum on average over the period.

In the US, the Company has increased investment activity compared to last year. National Grid is accelerating gas main replacement activities, new gas connections workload and elements of electricity system reinforcement in a drive to further improve safety and environmental performance while delivering improved network reliability for customers. This investment is expected to be a key feature of new regulatory filings over the next few years.

Overall, together with future proposed investments in interconnectors and other FERC regulated growth opportunities in the US, National Grid expects to sustain underlying US asset growth of over 5% per annum for the foreseeable future.

Increasing clarity on potential UK transmission investment

National Grid continues to work closely with the UK Government and the energy regulator, Ofgem, to support decision making processes as the implementation of Electricity Market Reform (EMR) under the new Energy Act progresses. The Department of Energy and Climate Change (DECC) has announced its intention to contract for 51.1GW of generation (de-rated) for the winter of 2018 under the capacity market, with the majority of this to be procured in the auction process administered by National Grid at the end of this year. 55GW of existing or refurbished generation, 1GW of demand side response and 11GW of new generation has, to date, pre-qualified for this process.

Contracts for difference (CfDs) for new, low carbon generation are expected to be awarded by DECC in the next few months, with the process again managed by National Grid. The Company expects the final outcome from both the capacity auctions and the CfD process will inform decisions on new generation investment. This, in turn, should help give additional clarity around National Grid’s future UK transmission investment programme.

National Grid	2014/15 Half Year Results Statement

Business priorities remain focused on driving efficiency and customer service

Maximising the benefit of National Grid’s regulatory arrangements requires a constant focus on improving the efficiency and effectiveness of National Grid’s operations, while continuing to deliver safe and reliable networks. Long term, this should be reflected in high standards of customer service and the delivery of value for money networks alongside strong returns.

UK focus on performance excellence drives efficiencies and significant savings to customers

Following the major restructuring in 2013/14, including the implementation of a new operating model, the UK business has made good progress in driving further incremental efficiencies within this new, stable, organisational framework.

Each of the future investment scenarios submitted to Ofgem as part of the first year of RIIO reporting reflected material capital efficiencies that the business hopes to deliver over the price control period. If achieved, these efficiencies will drive additional savings for customers over that 8-year period, reflecting the sharing mechanisms included in the new RIIO price controls. National Grid expects that sharing of the savings made in 2013/14 will help to keep the overall bill impact of its transmission services flat in 2015/16 notwithstanding the significant growth in the regulatory asset base.

In the UK, Ofgem has now published its assessment of performance under the new stakeholder engagement incentive for 2013/14. National Grid has achieved a positive result as the best performing UK transmission and gas distribution operator under this measure. The Company intends to build on this promising start to provide further improvements for stakeholders. As a priority for this year, the Company has developed a new process around UK Gas Distribution connection activities and, where it has been initially rolled out, performance is now exceeding target levels.

US focus on delivering new system benefits and developing flexible ratemaking mechanisms

In the US, the business completed the final stabilisation upgrade to its new financial systems in July. This represents the conclusion of the extended system implementation project and has addressed a number of outstanding issues, for example in relation to payroll processing, which had previously required expensive manual interventions. Long term, the new systems are an essential foundation to the future performance improvements and regulatory filings that are required to drive profitable growth in the US.

Last winter, National Grid was able to defer recovery of some revenues in order to mitigate the bill impact of increased commodity prices during the prolonged cold winter. This year, National Grid is proposing to defer recovery of some additional gas infrastructure projects (and associated return on that investment). These deferrals are expected to contribute to an increased level of US asset growth this year, funded by the current strong balance sheet.

National Grid’s consistent strategy set to deliver healthy returns and value added

The Group’s strategy is unchanged. It is focused on owning and operating gas and electricity transmission and distribution infrastructure in the UK and US.

To that end, National Grid targets investment in value-adding assets that attract good returns while aiming to provide high standards of customer service through the efficient and safe operation of its networks. Driving these benefits for customers enables the continuation and further development of appropriate regulatory arrangements. The combination of an efficient business and effective regulatory arrangements allows the Company to deliver attractive returns while effectively managing risk on behalf of shareholders, customers and other stakeholders.

The UK regulated business is generating strong returns through incentive performance and efficiencies and growing at a slightly slower rate than expected in 2012 at the time of Ofgem’s Final Proposals for the RIIO period. This creates additional capacity for the Group to allocate capital to other areas. The

National Grid	2014/15 Half Year Results Statement

US regulated business is growing at a slightly higher rate than expected in 2012 and the Group continues to develop further investment opportunities outside of its existing regulated businesses, such as interconnectors. While these activities are in progress, National Grid has also been able to allocate some capital to share repurchases to mitigate scrip dilution and maintain balance sheet efficiency.

The Board considers that the expected level of growth and performance within the current portfolio of assets is consistent with delivering the Group’s dividend policy while maintaining an efficient balance sheet and minimising net scrip financing. The Board reviews this outlook on a regular basis to ensure that the portfolio of assets develops appropriately to support dividend growth at least in line with the rate of RPI inflation for the foreseeable future.

Full year measures of value added and returns on equity will be reported with National Grid’s full year results in May 2015.

Efficient funding, enabled by a strong balance sheet, helps long-term value delivery

National Grid continues to enjoy strong investment grade credit ratings from Moody’s, S&P and Fitch. Moody’s upgraded the issuer rating of Niagara Mohawk in September 2014, reflecting an updated and more positive view of the New York regulatory framework. This followed the upgrade of the downstate New York gas businesses in February 2014.

Continued added value through low cost debt issuance

During the period, the Group raised additional capital markets financing at intermediate holding company level including a 2-year $300m euro bond at 6m Euribor + 38bp, maintaining a healthy level of cash to finance forthcoming maturities and capital investment. In addition, in September the Company issued two bonds totalling $900m from its Niagara Mohawk subsidiary, a $500m 10-year maturity at 3.508% (Treasuries + 95bp approx.) and $400m 20-year maturity at 4.278% (Treasuries +100bp approx.).

Providing further strength to National Grid’s financial position, in November, the Group also agreed a new, RPI-linked, bank loan facility, totalling £1.5bn, with the European Investment Bank (EIB). This is the largest ever single loan by the EIB and is now available to fund capital investment in National Grid Electricity Transmission.

As a result, the Group considers that it is well funded for the remainder of the year and into the first half of 2015/16. Over the next few years, National Grid expects to raise, on average, around £2bn of new long-term debt every year to finance growth and refinance maturing debt.

Scrip dilution actively managed while maintaining appropriate credit metrics

Take-up of the scrip option for the final dividend was approximately 28%, resulting in the issuance of 34.6m new shares in August (just under 1% of existing voting shares) in lieu of approximately £290m of dividend payments. Consistent with the announcement in the full year results statement issued in May 2014, and reflecting the Group’s current healthy financial position, the Company has repurchased shares in the market and expects to repurchase further shares before the end of the financial year. The Company’s goal is to reduce the dilutive effect of the scrip as much as possible to the extent that is consistent with maintaining the Group’s strong financial position as reflected in its credit rating.

National Grid	2014/15 Half Year Results Statement

Board changes

As previously announced, in July 2014, John Pettigrew, who joined the Board in April 2014, became Executive Director, UK and Nick Winser and Maria Richter stepped down from the Board.

On 23 October 2014, National Grid announced that Tom King, Executive Director, US, would be standing down from the Board and leaving the Company on 31 March 2015. Tom will be succeeded by Dean Seavers who will join the Company in December 2014 and, following a thorough handover, will join the Board as Executive Director, US with effect from 1 April 2015.

Interim dividend up 0.22p to 14.71p, in line with policy to pay 35% of full year 2013/14

The Board has approved an interim dividend of 14.71p per ordinary share ($1.1718) per American Depositary Share2). This represents 35% of the total dividend per share in respect of the last financial year 2013/14 in line with the dividend policy announced in March 2013. The interim dividend is expected to be paid on 7 January 2015 to shareholders on the register as at 21 November 2014. A scrip dividend alternative will be offered for this interim dividend.

In March 2013, the Board agreed a new dividend policy to apply from 1 April 2013. The new policy aims to grow the ordinary dividend at least in line with the rate of RPI inflation each year for the foreseeable future. The 2014/15 interim dividend of 14.71p represents a 0.22p (1.5%) increase over the interim dividend for the year ending 31 March 2014 of 14.49p. It is expected that the final dividend paid next August in respect of the year ending 31 March 2015 will reflect the remaining monetary value of the percentage increase for the year as a whole. The total dividend in respect of the year ending 31 March 2014 was 42.03p per ordinary share.

OUTLOOK

National Grid remains on track to deliver another year of strong overall returns and asset growth. Capital expenditure of £3.1 to £3.3bn is expected to drive regulated asset growth of around 5% this year.

The UK businesses continue to deliver strong performance within their clear, long-term, regulatory arrangements. National Grid expects to deliver overall improvements in both total expenditure (“totex”) and revenue incentive outcomes this year compared to 2013/14. In the US, the outlook for additional asset growth is increasingly positive and the Company is taking further action to drive operating cost efficiencies, file for incremental allowances where possible and prepare for future regulatory filings in Massachusetts and New York.

National Grid’s attractive combination of performance, investment and financing discipline should, again, deliver good asset growth across the Group this year along with a healthy balance sheet. This provides strong support for sustainable dividend growth, at least in line with RPI inflation, for the foreseeable future.

2 The figure shown is gross of a $0.01 per ADS dividend fee.

National Grid	2014/15 Half Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentaries are given on an adjusted basis at actual exchange rates. For definitions see the basis of presentation and definitions sections on page 19 of this statement

Operating profit	Six months ended 30 September
(£m)	2014	2013*	% change
UK Electricity Transmission*	687	565	22
UK Gas Transmission	110	133	(17)
UK Gas Distribution	434	456	(5)
US Regulated	307	330	(7)
Other activities*	73	88	(17)
Group total operating profit	1,611	1,572	2

Other selected financial information	Six months ended 30 September
(£m)	2014	2013	% change
Depreciation and amortisation	(721)	(690)	(4)
Net finance costs	(492)	(605)	19
Taxation	(258)	(225)	(15)
Share of post-tax results of joint ventures	18	12	50
Earnings attributable to non-controlling interests	(4)	(7)	43
Earnings attributable to equity shareholders	883	761	16

Other selected financial information	Six months ended 30 September
(£m) – constant currency	2014	2013	% change
US Regulated operating profit	307	304	1
Other activities operating profit*	73	97	(25)
Group total operating profit	1,611	1,555	4
Timing adjustment	28	46
Operating profit excluding timing	1,639	1,601	2
Depreciation and amortisation	(721)	(671)	(7)
Net finance costs	(492)	(578)	15

   *2013 reflects reclassification of the GB-France Interconnector from UK Electricity Transmission to other activities.

National Grid	2014/15 Half Year Results Statement

Operating profit was £1,611m, up £39m on the same period last year at actual exchange rates. The period on period movement in exchange rates had a £17m unfavourable impact on operating profit. On a constant currency basis, operating profit was up £56m or 4%.

This included a period on period timing adjustment of £18m.

Over/(under)-recovery (£m) – constant currency (estimated)	Six months ended 30 September		Period-on-period change
	2014	2013
Balance at start of period (restated)	56	98
In-year over/(under)-recovery	(28)	(46)	18
Balance at end of period	28	52

Operating profit	1,611	1,555	56
Adjust for timing differences	28	46	(18)
Operating profit excluding timing	1,639	1,601	38

As a result, operating profit excluding timing increased by £38m, 2%, on a constant currency basis.

Net revenue for the Group’s regulated businesses increased by £205m. This was mainly driven by the net increase in UK Electricity Transmission allowed revenues in the second year of the RIIO price controls, benefit from legal settlements, additional US revenues from customer growth, and increases within the Niagara Mohawk rate cases and FERC regulated revenues. Post-retirement costs decreased by £4m and bad debts increased by £42m. Regulated depreciation and amortisation increased by £50m and regulated controllable costs increased by £39m. Other costs, including the impact of year on year changes in environmental liabilities increased by £7m. The above figures exclude LIPA management services activities, which ended in December 2013. These contributed £9m to operating profit in the first half of last year. Other activities contributed £24m less than in the same period last year at constant currency, principally reflecting the non-recurrence of one-off benefits.

Interest and taxation

Net finance costs were £492m, 15% lower than the same period in 2013/14 at constant currency. This was primarily due to a lower level of total borrowings and lower levels of cash on the balance sheet with an associated reduction in the cost of carry and also the continued refinancing of debt at lower prevailing interest rates.

The effective interest rate on Treasury managed debt for the period was 4.5% compared to 5.3% in the first 6 months of 2013/14.

Profit before tax was up £158m at actual exchange rates to £1,137m.

The tax charge on profit was £258m, £33m higher than the same period last year, reflecting the increased profit in the period. The reported effective tax rate decreased slightly to 22.7% from 23.0%, primarily reflecting a decreased UK corporation tax rate compared to 2013/14, in part offset by an increased proportion of US profits before tax and adjustments in respect of prior years.

Corporation tax paid in the UK in the period increased by £18m to £171m.

Other earnings metrics, EPS, exceptional and statutory earnings

The share of post-tax results of joint ventures and associates was £18m, up £6m from the same period in 2013/14 following an increased contribution from the BritNed interconnector.

Earnings attributable to non-controlling interests were £(4)m (compared to £(7)m in the first six months of 2013/14), mostly reflecting the continued development of the Clean Line transmission opportunities in the US.

National Grid	2014/15 Half Year Results Statement

In total, adjusted earnings attributable to equity shareholders were up £122m compared to the same period last year at £883m. Earnings per share increased 16% from 20.2p in the first six months of 2013/14 (restated for the impact of shares issued under the scrip dividend programme) to 23.4p. Excluding the impact of timing, earnings per share increased by 13% period on period to 23.8p.

Exceptional items and remeasurements increased statutory earnings by £25m after tax. A detailed breakdown of exceptional items and remeasurements can be found in note 3 on page 29. After these items and non-controlling interests, statutory earnings attributable to equity shareholders were £908m, 27% lower than the first half of 2013/14 (£1,242). In the first six months of 2013/14 statutory earnings were significantly increased by an exceptional deferred tax credit arising from reductions in the UK corporation tax rate. Statutory basic earnings per share decreased to 24.1p compared with 33.0p for the same period last year (restated for the impact of shares issued under the scrip dividend programme).

Cash flow

Operating cash flow, before exceptional items, remeasurements and taxation, was £2,567m, £609m higher than the same period in 2013/14 driven in part by increased regulated income and reduced system costs and a significant working capital inflow in the US as high winter accounts receivable were recovered.

Funding and net debt

Net debt at 30 September 2014 was £21.7bn, £554m higher than at 31 March 2014 (£21.2bn). The business generated strong operating cash flows during the period, helped by working capital inflows. The impact of the strengthening dollar, from a rate of $1.67/£1 at 31 March 2014 to $1.62/£1 at 30 September 2014, increased net debt by approximately £350m. Excluding the impact of foreign exchange movements, net debt increased by approximately £200m over the period.

National Grid	2014/15 Half Year Results Statement

REVIEW OF OPERATIONS

Six months ended 30 September	Adjusted operating profit		Capital investment
(£m), at actual exchange rate	2014	2013	2014	2013
UK Electricity Transmission*	687	565	514	701
UK Gas Transmission	110	133	85	92
UK Gas Distribution	434	456	226	248
US Regulated	307	330	649	571
Other activities*	73	88	105**	76**
Total Group	1,611	1,572	1,579	1,688

 *2013 reflects reclassification of the GB-France Interconnector from UK Electricity Transmission to other activities.

 **including investment in joint ventures

UK Electricity Transmission

Operating profit in the first six months, compared to the first six months of 2013/14, reflected increased regulatory revenue allowances and £53m benefit relating to legal settlements. These were partly offset by increased depreciation and some operating cost increases. Timing decreased operating profit in the period by £6m.

Electricity Transmission investment was £514m, including £67m of investment on the London Power Tunnels project and £27m spend on the Western HVDC Link. Overall, investment decreased by £187m compared to the same period in 2013/14, principally reflecting a reduction in load-related spend, delays to spend on the Western HVDC Link and the completion of overhead line work on the Harker-Hutton line in 2013/14.

The UK Electricity Transmission business expects to deliver its regulatory outputs for the year for a level of totex below the associated regulatory allowance. This reflects delivery of further efficiencies in the capital programme in particular. As a result, the business expects to deliver an improved level of totex incentive performance for the year as a whole compared to last year. Totex for the first half of the year was approximately £600m compared to £770m in the first half of 2013/14.

At this half way point in the year, performance on the drivers of annual revenue incentive schemes has been good and, barring unforeseen circumstances, the business expects to deliver a good outturn for the year as a whole, in line with the performance in 2013/14.

As detailed in the business review, National Grid has submitted investment scenarios, as required by Ofgem, as part of the first year of RIIO reporting. In aggregate these scenarios would see National Grid investing between £16bn and £20bn of regulatory capex over the eight year RIIO period in new UK regulated transmission and gas distribution assets. Electricity Transmission investment under these scenarios would vary between around £9bn and £13bn, with RAV growth of between 6% and 8.5% p.a. on average over the RIIO period.

The Winter Outlook, published on 28 October 2014, indicates that sufficient generation is available for the winter of 2014/15 to meet the government targeted security of supply standard. This includes the benefit of around 320MW (before de-rating) of new demand-side balancing reserve (DSBR) procured under a tender process proposed by National Grid, approved by Ofgem and supported by DECC over the summer. In addition, responding to increased uncertainty around generation availability this winter, DECC has requested National Grid to contract for up to 2GW (before de-rating) of supplemental balancing reserve (SBR). The total SBR and DSBR mechanisms are expected to provide 1.1GW of additional capacity on a de-rated basis over the period of peak demand. They are expected to add less than £1 to an average annual customer bill and to have no direct impact on National Grid’s financial performance.

The outlook for 2015/16 shows further reductions in underlying supply margin and it is expected that procurement of DSBR and SBR services will be required for 2015.

National Grid	2014/15 Half Year Results Statement

UK Gas Transmission

Operating profit in the first six months of the year, compared to the first six months of 2013/14, reflected slightly increased annual regulatory revenue allowances but this was more than offset by phasing of revenue recoveries which are expected to be significantly more weighted towards the second half of the year than they were in 2013/14. Timing increased operating profit in the period by £10m.

As last year, investment was almost entirely driven by non-load related and other investment including compressor replacement. The UK Gas Transmission business expects to deliver its regulatory outputs for the year for a level of totex broadly in line with the associated regulatory allowance. As a result, the business does not expect totex incentive performance to significantly affect achieved returns for the year as a whole. Totex for the first half of the year was approximately £130m compared to £140m in the first half of 2013/14.

At this half way point in the year, delivery of the drivers of annual revenue incentive schemes has been good and, barring unforeseen circumstances, the business expects to deliver a good outturn for the year as a whole. Permit income (earned this year but deferred for recovery in 2016/17) is expected to contribute to an improved performance in this area compared to 2013/14.

The Winter Outlook, published on 28 October 2014, indicates that sufficient gas supply and gas in storage is expected to be available for the winter of 2014/15 to meet the demands of a 1 in 20 winter. The potential impact of a reduction in gas supply from Europe is expected to be manageable through increased LNG importation using the extensive import facilities that have been constructed in the UK over the past 10 years.

UK Gas Distribution

Operating profit in the first six months, compared to the first six months of 2013/14, reflected decreased regulatory revenue allowances, increased depreciation, some operating cost increases and an over-recovery of revenues in Gas Distribution last year. Timing increased operating profit in the period by £3m.

Investment was principally driven by £170m of replacement expenditure compared to £194m in the first half of 2013/14. Totex for the first half of the year was approximately £410m compared to £440m in the first half of 2013/14. Totex is expected to increase in the second half of the year alongside an increase in mains replacement activity.

The business is on course to meet its mains replacement activity plans at lower cost than the associated regulatory allowance, as it did in 2013/14. As a result UK Gas Distribution expects to deliver another year of strong totex incentive performance alongside positive performance on traditional incentives.

Results for stakeholder engagement scores for 2013/14 were published during the period. UK Gas Distribution was the best performing network operator, awarded a score of 7.15 out of 10, with an incentive reward value of nearly £6m. The result showed a marked improvement from 2012/13. The UK Gas Distribution business is also targeting an improved level of customer service scores for 2014/15, in particular in customer connection activities.

US Regulated

Operating profit in the first six months, compared to the first six months of 2013/14, reflected some increased regulatory revenue allowances under the second year of Niagara Mohawk’s three-year rate plans and other regulated revenue increases, mostly offset by increases in operating costs and depreciation, including increased costs of repairing gas mains and increased bad debt costs. In addition, operating profit reflected the end of LIPA management services activities in December 2013. Timing reduced operating profit in the period by £35m.

National Grid	2014/15 Half Year Results Statement

As discussed in the business review, operational progress and efficiency improvements in the US were balanced by higher costs, including around $16m associated with gas main leakages and repair activities. These were, in part, the result of the exceptionally cold winter of 2013/14 which contributed to a rise in many customers’ heating bills and also an increased number of reported gas leaks. These were exacerbated by safety concerns amongst the public following the March 2014 gas explosion in Consolidated Edison’s service territory in New York City. With network safety a key priority for the business, increased repair and emergency leak response activities contributed to unexpected additional operating costs over the spring and summer period. In turn, the recent safety events added to a wider regulatory debate around increased system investment and broader gas mains replacement work that should lead to higher capital allowances and asset growth in future periods.

Additional investment, and the end of accelerated tax depreciation (bonus depreciation) in the year is expected to deliver an increase in the level of underlying rate base growth. This should drive future revenues, but places an additional pressure on US GAAP performance metrics until such time as the increased investment and rate base is reflected in updated regulatory allowances. As a result the US business expects 2014 operational returns on equity to be in the range 8.5% to 8.9%, a little lower than the 9% achieved in 2013.

The US business continues to increase levels of investment in electricity distribution system reinforcement and, particularly, in gas mains replacement. Overall, US regulated investment in the first half of the year was £123m higher (on a constant currency basis) compared to the first half of 2013/14.

In June, National Grid submitted a petition to the New York Public Service Commission (NYPSC) to implement a three year capital investment program to allow KeySpan Energy Delivery Long Island (KEDLI) to invest $700 million in gas infrastructure projects, including gas mains replacement, storm hardening and gas connections. These projects are designed to enhance the safety and reliability of the gas system on Long Island. The petition requests a new capital deferral mechanism that reflects the full level of capital spend. If approved, this would allow the Company the opportunity to improve its networks and maintain financial returns at reasonable levels while extending the freeze on natural gas base delivery rates which have benefited customers.

The Company is encouraged that several regulators are reviewing rate-making mechanisms in light of the need for increased levels of system investment compared to historic run rates. The Company expects to make a number of regulatory filings over the next 2-3 years to update the capital investment allowances and rate base across many of its businesses. Over the longer term, it is hoped that updated rate-making mechanisms will remove the need for such frequent filings.

The Commonwealth of Massachusetts has enacted legislative change to encourage increased gas mains replacement. Under this new legislation, gas companies can file specifically for cost recovery of increased spend relating to the replacement of leak prone pipe. National Grid’s Massachusetts gas companies made filings under this new legislation in October 2014.

In October, the Federal Energy Regulatory Commission (FERC) issued an order relating to its review of electricity transmission allowed returns. The order reduces the allowed base RoE to 10.6% prospectively and also for this to apply retrospectively for New England Power for a 15 month period from October 2011 to December 2012. This compares to current allowed returns for National Grid’s New England Power and Narragansett electric transmission businesses (31 March 2014 rate base of approximately $1.8bn) of 11.14%. The order is expected to result in a small reduction in ongoing revenues and a refund of a portion of past revenues. Looking forward, these changes are not expected to reduce National Grid’s revenues by more than $10m per annum.

During the period, the NYPSC published the results of the regulatory audit of National Grid’s New York gas companies. These audits are a regular feature of the New York regulatory process. The audit was broadly supportive of National Grid’s performance and structure and, as is usual, made some recommendations for further improvement. The Company has responded with an implementation plan to provide these further benefits on behalf of New York customers.

National Grid	2014/15 Half Year Results Statement

The business is making further progress with the creation of a joint venture for the purpose of identifying and developing new transmission projects in New York State. The utilities in this “NY Transco” are expected to include New York Transmission owners National Grid, Consolidated Edison, Iberdrola and Central Hudson.

Other activities

Six months ended 30 September	Operating profit		Capital investment
(£m) at actual exchange rates	2014	2013	2014	2013
French Interconnector	51	49	-	2
Metering	87	88	22	28
Grain LNG	38	37	19	18
Property	26	18	1	1
UK corporate and other activities	(29)	10	7	2
Subtotal: UK	173	202	49	51
US corporate and other activities	(100)	(114)	56	25
Total	73	88	105	76
Total at constant currency	73	97	105	74

Share of post-tax results of joint ventures and associates	18	12	-	-

Operating profit in other activities decreased by £24m at constant currency. Operating profit in the first six months of the year reflected small increases in French interconnector (£2m) and Grain LNG (£1m) profits and a small reduction (£1m) in Metering operating profit. Property operating profits increased by £8m, driven by increased sales activities, principally the Southall site in London.

In the UK, corporate and other activity costs increased by £39m. This was mostly due to the non-recurrence of around £40m of one-off insurance gains, legal settlements and other business development provision releases in the first half of last year.

Overall, US corporate and other activities costs were £5m lower than the prior year on a constant currency basis. Costs associated with the completion of the major US financial system upgrade were £52m. Other US corporate and other activity costs were £48m, reflecting business development activities (including Clean Line) and spend required to bring regulatory filings up to date.

In November, the Property business entered into a new arrangement with the Berkeley Group to develop a number of its sites in London and the surrounding area. If successful, the first phase of investments could lead to the development of over 7,000 new homes, including affordable housing, alongside additional amenities including schools and public spaces. This has the potential to realise a higher value for National Grid than the, approximately, £500m current book value of land in the accounts of National Grid’s property companies.

National Grid	2014/15 Half Year Results Statement

Joint Ventures

Joint ventures contributed £18m to profit before tax in the first six months of the year compared to £12m in the same period last year. This improvement primarily related to the BritNed interconnector.

National Grid continues to pursue opportunities for further interconnection investment, including the “NSN Link” project, being jointly developed with Statnett of Norway. This, approximately 730km, electricity interconnector would be the longest undersea interconnector in the world. It is currently planned for completion in 2020 and would see up to 1,400MW of electricity passing between Kvilldal in Norway and Blyth in Northumberland, potentially bringing low cost renewable energy from Norway into the United Kingdom.

The Company is progressing regulatory approval for the project under Ofgem’s new “cap and floor” regime and Statnett now have all the necessary licences from the Norwegian government to allow the interconnector to be built.

A final decision regarding the levels in the cap and floor regime for the Nemo interconnector, that National Grid is developing jointly with Elia of Belgium, is expected in November 2014.

National Grid	2014/15 Half Year Results Statement

TECHNICAL GUIDANCE

National Grid provides technical guidance to aid consistency across a range of modelling assumptions of a technical, rather than trading or core valuation, nature. The Company may provide appropriate updates to this information on a regular basis as part of its normal reporting. The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement.

UK regulated operations: Performance measures

Totex outperformance against regulatory target levels in UK Gas Distribution and UK Electricity Transmission is expected to continue into 2014/15, with some scope for improvement in UK Electricity Transmission in particular due to anticipated decreases in restructuring costs and further efficiency gains. Contributions to RoEs resulting from performance in previous price controls are expected to remain at similar levels to those reported in 2013/14.

Investment in UK regulated operations is expected to be lower than 2013/14 with a reduction in UK Electricity Transmission investment partly offset by an increase in UK Gas Distribution spend. Combining investment with the benefit of totex performance on the RAV and assuming RPI inflation of around 3%, National Grid expects RAV growth in 2014/15 of around 5%.

UK regulated operations: Earnings items

In November 2013, Ofgem updated the RIIO price control financial model in order to calculate elements of the allowed regulated revenues for 2014/15 for each of National Grid’s UK regulated businesses. In comparison to allowed revenues in 2013/14 (net of increases in pass-through costs), the approximate expected core net revenue movements in the UK Regulated businesses are:

UK Electricity Transmission:	£170m
UK Gas Transmission:	£20m
UK Gas Distribution:	£(20)m

In addition, headline year on year net revenue movements are expected to be impacted by under/over-recoveries of revenue during 2013/14. Earnings will benefit from around £50m of legal settlements in UK Electricity Transmission.

UK depreciation is expected to increase, reflecting the impact of the recent high levels of capital investment.

US regulated operations: Performance measures

Return on equity in NiMo Electric is expected to improve slightly to reflect both the revenue increase in the second year of its rate plan and the first full calendar year under this new rate plan. Operational returns on equity in the Massachusetts businesses and in KEDLI may decline which could put some downward pressure on overall US returns for 2014/15. As a result the US business expects overall 2014 operational return on equity to be in the range 8.5% to 8.9%.

US regulated operations: Earnings measures

US regulated operating profit in 2013/14 was £1,125m. Increased revenue in 2014/15 from existing rate plans is expected to be offset by increased costs and depreciation.

In New York, in June, the NYPSC issued an order for all utilities to refund any over-collected revenues relating to the “18-a” tax, a temporary tax assessment on utilities, and to reduce any ongoing over-collection of these revenues. This will lower customers’ bills during the current year. In total, National Grid expects the net impact on IFRS reported revenues for the current year, compared to expectations in May 2014, to be a reduction of approximately $120m to $140m. This represents a reduction in the

National Grid	2014/15 Half Year Results Statement

level of a timing balance and, as a result, it does not impact National Grid’s expectation for US GAAP earnings or achieved returns on equity for the year.

Other activities

Overall operating performance from the Property, French interconnector, Metering and Grain LNG businesses is expected to be similar to the level in 2013/14.

UK corporate costs are expected to increase compared to the level in 2013/14, reflecting the non-recurrence of approximately £25m of one-off benefits in 2013/14 and increased business development costs.

Costs associated with US financial system and process implementation impacted the results for other activities in 2013/14 by approximately £150m. Implementation costs in 2014/15 are expected to impact operating profit by around £50m, primarily incurred in the first half of the year.

Excluding these costs, other US corporate costs are expected to increase compared to 2013/14, reflecting increased spend required to bring regulatory filings up to date.

Interest and Taxation

Net finance costs for 2014/15 are expected to reduce compared to those in 2013/14.

For the full year 2014/15, the effective tax rate is expected to be to be around 25%.

Investment, Growth and Net Debt

Overall Group capital expenditure for 2014/15 is expected to be in the range £3.1bn to £3.3bn.

Net debt is expected to increase by a little less than £1bn during 2014/15, excluding the effect of any exchange rate impacts.

National Grid	2014/15 Half Year Results Statement

PROVISIONAL FINANCIAL TIMETABLE

20 November 2014	Ordinary shares go ex-dividend

21 November 2014	Record date for 2014/15 interim dividend

27 November 2014	Scrip reference price announced

5 December 2014	Scrip election date for 2014/15 interim dividend

7 January 2015	2014/15 interim dividend paid to qualifying shareholders

January/February 2015	Interim management statement

21 May 2015	2014/15 preliminary results

4 June 2015	Ordinary shares go ex-dividend

5 June 2015	Record date for 2014/15 final dividend

11 June 2015	Scrip reference price announced

June 2015	Annual Report and Accounts published

June/July 2015	Scrip election date for 2014/15 final dividend

21 July 2015	Interim management statement and Annual General Meeting, ICC, Birmingham

5 August 2015	2014/15 final dividend paid to qualifying shareholders

National Grid	2014/15 Half Year Results Statement

APPENDIX: BASIS OF PRESENTATION AND DEFINITIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates. Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends (refer to note 6 on page 32).

‘Adjusted’ results are a key financial performance measure used by National Grid, being the results for continuing operations before exceptional items and remeasurements. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Commentary provided in respect of results after exceptional items and remeasurements is described as ‘statutory’. Further details are provided in note 3 on page 29. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 21.

DEFINITIONS

Constant currency

‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2014, which was $1.68 to £1.00. The average rate for the six months ended 30 September 2013, was $1.55 to £1.00.

Earnings per share

Prior year earnings per share figures are restated to reflect the impact of additional shares issued as scrip dividends.

Post-retirement costs

Post-retirement costs include the cost of pensions and other post-employment benefits.

Timing

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under-recoveries”. In addition, a number of costs in both the UK and the US are pass-through costs (including substantial commodity and energy efficiency costs in the US), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. UK timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Totex

Under the UK RIIO regulatory arrangements the company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

National Grid	2014/15 Half Year Results Statement

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse seasonal and weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; changes in public safety concerns, including due to network failure or interruption involving National Grid or other utility providers, and related increases in repair and emergency response activities; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 167 to 169 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid	2014/15 Half Year Results Statement

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement for the six months ended 30 September	Notes	2014 £m	2013 £m

Revenue	2(a)	6,364	6,721
Operating costs		(4,728)	(5,186)

Operating profit
Before exceptional items and remeasurements	2(b)	1,611	1,572
Exceptional items and remeasurements	3	25	(37)
Total operating profit	2(b)	1,636	1,535

Finance income	4	9	10

Finance costs
Before exceptional items and remeasurements	4	(501)	(615)
Exceptional items and remeasurements	3	13	110
Total finance costs	4	(488)	(505)

Share of post-tax results of joint ventures and associates		18	12

Profit before tax
Before exceptional items and remeasurements	2(b)	1,137	979
Exceptional items and remeasurements	3	38	73
Total profit before tax	2(b)	1,175	1,052

Taxation
Before exceptional items and remeasurements	5	(258)	(225)
Exceptional items and remeasurements	3	(13)	408
Total taxation		(271)	183

Profit after tax
Before exceptional items and remeasurements		879	754
Exceptional items and remeasurements	3	25	481

Profit for the period		904	1,235

Attributable to:
Equity shareholders of the parent		908	1,242
Non-controlling interests		(4)	(7)

		904	1,235

Earnings per share[1]
Adjusted basic[2]	6(a)	23.4p	20.2p
Adjusted diluted[2]	6(b)	23.3p	20.1p
Basic	6(a)	24.1p	33.0p
Diluted	6(b)	24.0p	32.8p

1.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.
2.	Before exceptional items and remeasurements.

National Grid	2014/15 Half Year Results Statement

Consolidated statement of comprehensive income for the six months ended 30 September	2014 £m	2013 £m

Profit for the period	904	1,235

Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss
Remeasurements of net retirement benefit obligations	(27)	775
Tax on items that will not be reclassified to profit or loss	15	(375)

Total items that will not be reclassified to profit or loss	(12)	400

Items that are or may be reclassified subsequently to profit or loss
Exchange adjustments	39	(168)
Net gains on cash flow hedges	8	31
Transferred to profit or loss on cash flow hedges	1	9
Net gains/(losses) on available-for-sale investments	12	(8)
Tax on items that may be reclassified to profit or loss	(4)	(17)

Total items that may be reclassified subsequently to profit or loss	56	(153)

Other comprehensive gain for the period, net of tax	44	247

Total comprehensive income for the period	948	1,482

Total comprehensive income attributable to:
Equity shareholders of the parent	952	1,490
Non-controlling interests	(4)	(8)

	948	1,482

National Grid	2014/15 Half Year Results Statement

Consolidated statement of financial position
	Notes	30 September 2014 £m	31 March 2014 £m

Non-current assets
Goodwill		4,727	4,594
Other intangible assets		684	669
Property, plant and equipment		38,351	37,179
Other non-current assets		99	87
Pension assets		154	174
Financial and other investments		296	284
Investments in joint ventures and associates		339	351
Derivative financial assets	8	1,385	1,557

Total non-current assets		46,035	44,895

Current assets
Inventories and current intangible assets		428	268
Trade and other receivables		1,888	2,855
Financial and other investments	10	3,292	3,599
Derivative financial assets	8	203	413
Cash and cash equivalents	10	344	354

Total current assets		6,155	7,489

Total assets		52,190	52,384

Current liabilities
Borrowings	10	(2,808)	(3,511)
Derivative financial liabilities	8	(477)	(339)
Trade and other payables		(2,659)	(3,031)
Current tax liabilities		(195)	(168)
Provisions		(257)	(282)

Total current liabilities		(6,396)	(7,331)

Non-current liabilities
Borrowings	10	(22,790)	(22,439)
Derivative financial liabilities	8	(893)	(824)
Other non-current liabilities		(1,873)	(1,841)
Deferred tax liabilities		(4,210)	(4,082)
Pensions and other post-retirement benefit obligations		(2,530)	(2,585)
Provisions		(1,377)	(1,363)

Total non-current liabilities		(33,673)	(33,134)

Total liabilities		(40,069)	(40,465)

Net assets		12,121	11,919

Equity
Share capital		443	439
Share premium account		1,332	1,336
Retained earnings		15,042	14,895
Other equity reserves		(4,703)	(4,759)

Shareholders’ equity		12,114	11,911
Non-controlling interests		7	8

Total equity		12,121	11,919

National Grid	2014/15 Half Year Results Statement

Consolidated statement of changes in equity

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m

Changes in equity for the period:

Equity as at 1 April 2014		439	1,336	14,895	(4,759)	11,911	8	11,919

Profit for the period		-	-	908	-	908	(4)	904
Total other comprehensive (loss)/income for the period		-	-	(12)	56	44	-	44

Total comprehensive income/(loss) for the period		-	-	896	56	952	(4)	948
Equity dividends	7	-	-	(1,029)	-	(1,029)	-	(1,029)
Scrip dividend related share issue	7	4	(4)	289	-	289	-	289
Issue of treasury shares		-	-	21	-	21	-	21
Purchase of treasury shares		-	-	(39)	-	(39)	-	(39)
Other movements in non-controlling interests		-	-	-	-	-	3	3
Share-based payment		-	-	9	-	9	-	9

At 30 September 2014		443	1,332	15,042	(4,703)	12,114	7	12,121

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m

Changes in equity for the period:

Equity as at 1 April 2013		433	1,344	13,133	(4,681)	10,229	5	10,234

Profit for the period		-	-	1,242	-	1,242	(7)	1,235
Total other comprehensive income/(loss) for the period		-	-	400	(152)	248	(1)	247

Total comprehensive income/(loss) for the period		-	-	1,642	(152)	1,490	(8)	1,482
Equity dividends	7	-	-	(964)	-	(964)	-	(964)
Scrip dividend related share issue	7	6	(6)	444	-	444	-	444
Issue of treasury shares		-	-	12	-	12	-	12
Purchase of treasury shares		-	-	(4)	-	(4)	-	(4)
Other movements in non-controlling interests		-	-	-	-	-	12	12
Share-based payment		-	-	8	-	8	-	8

At 30 September 2013		439	1,338	14,271	(4,833)	11,215	9	11,224

National Grid	2014/15 Half Year Results Statement

Consolidated cash flow statement

for the six months ended 30 September	Notes	2014 £m	2013 £m

Cash flows from operating activities
Total operating profit	2(b)	1,636	1,535
Adjustments for:
Exceptional items and remeasurements	3	(25)	37
Depreciation, amortisation and impairment		721	690
Share-based payment		9	8
Changes in working capital		423	(51)
Changes in provisions		(38)	(87)
Changes in pensions and other post-retirement benefit obligations		(159)	(174)
Cash flows relating to exceptional items		16	(70)

Cash generated from operations		2,583	1,888
Tax paid		(156)	(186)

Net cash inflow from operating activities		2,427	1,702

Cash flows from investing activities
Purchases of intangible assets		(88)	(31)
Purchases of property, plant and equipment		(1,286)	(1,472)
Disposals of property, plant and equipment		1	4
Dividends received from joint ventures		25	25
Interest received		10	10
Net movements in short-term financial investments		343	1,545

Net cash flow (used in) / from investing activities		(995)	81

Cash flows from financing activities
Proceeds from issue of treasury shares		21	12
Purchase of treasury shares		(39)	(4)
Proceeds from contributions by non-controlling equity interest holders		5	-
Proceeds from loans received		847	540
Repayments of loans		(1,452)	(1,281)
Net movements in short-term borrowings and derivatives		327	(225)
Interest paid		(418)	(443)
Dividends paid to shareholders		(740)	(520)

Net cash flow used in financing activities		(1,449)	(1,921)

Net decrease in cash and cash equivalents		(17)	(138)
Exchange movements		7	(16)
Net cash and cash equivalents at start of period		339	648

Net cash and cash equivalents at end of period[1]	10	329	494

1.	Net of bank overdrafts of £15m (2013: £15m).

National Grid	2014/15 Half Year Results Statement

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2014 and has been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Conduct Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ending 31 March 2015. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the six month period ended 30 September 2014.

—	IFRIC 21 ‘Levies’;
—	Amendments to IAS 32 ‘Financial Instruments: Presentation’ in respect of offsetting financial assets and liabilities;
—	Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 27 ‘Separate Financial Statements’ in respect of Investment Entities;
—	Amendments to IAS 36 ‘Impairment of Assets’ in respect of recoverable amount disclosures for non-financial assets; and
—	Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ in respect of novation of derivatives and continuation of hedge accounting.

The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2015 and consistent with those applied in the preparation of the accounts for the year ended 31 March 2014.

In preparing this half year financial information, the areas of judgement made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 March 2014.

The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2014, which were prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the half year financial information.

National Grid	2014/15 Half Year Results Statement

2.   Segmental analysis

The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8 ’Operating segments’). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items and remeasurements.

The following table describes the main activities for each operating segment:

UK Electricity Transmission	High voltage electricity transmission networks.

UK Gas Transmission	The gas transmission network in Great Britain and UK liquefied natural gas (LNG) storage activities.

UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.

US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York and Massachusetts.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK gas metering activities; the Great Britain – France Interconnector; UK property management; a UK LNG import terminal; US LNG operations; US unregulated transmission pipelines; together with corporate activities. The Great Britain – France Interconnector was moved from UK Electricity Transmission to Other activities in the second half of the 2013/14 financial year. The prior period comparatives have been restated overleaf to provide a like-for-like comparison.

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

The US Regulated segment typically experiences seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year. These seasonal fluctuations have a consequential impact on the working capital balances in the consolidated statement of financial position at 30 September 2014 when compared to 31 March 2014.

National Grid	2014/15 Half Year Results Statement

2. Segmental analysis continued

(a)  Revenue

Six months ended 30 September	2014 £m	2013[1] £m

Operating segments
UK Electricity Transmission	1,784	1,676
UK Gas Transmission	375	388
UK Gas Distribution	929	945
US Regulated	2,948	3,404
Other activities	421	405
Sales between segments	(93)	(97)

	6,364	6,721

Geographical areas
UK	3,377	3,312
US	2,987	3,409

	6,364	6,721

1.	Restated to reflect the changes in operating segment presentation as described on page 27.

(b)   Operating profit

	Before exceptional items and remeasurements		After exceptional items and remeasurements
Six months ended 30 September	2014 £m	2013[1] £m	2014 £m	2013[1] £m

Operating segments
UK Electricity Transmission	687	565	687	535
UK Gas Transmission	110	133	110	132
UK Gas Distribution	434	456	434	357
US Regulated	307	330	332	434
Other activities	73	88	73	77

	1,611	1,572	1,636	1,535

Geographical areas
UK	1,404	1,356	1,404	1,214
US	207	216	232	321

	1,611	1,572	1,636	1,535

Reconciliation to profit before tax:
Operating profit	1,611	1,572	1,636	1,535
Finance income	9	10	9	10
Finance costs	(501)	(615)	(488)	(505)
Share of post-tax results of joint ventures and associates	18	12	18	12

Profit before tax	1,137	979	1,175	1,052

1.	Restated to reflect the changes in operating segment presentation as described on page 27.

National Grid	2014/15 Half Year Results Statement

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and may significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

Six months ended 30 September	2014	2013
	£m	£m

Included within operating profit:
Exceptional items:
Restructuring costs[1]	-	(66)
Gas holder demolition provision[2]	-	(79)
LIPA MSA transition[3]	-	123

	-	(22)
Remeasurements – commodity contracts[4]	25	(15)

	25	(37)

Included within finance costs:
Remeasurements – derivative financial instruments[4]	13	110

Total included within profit before tax	38	73

Included within taxation:
Exceptional credit arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK tax rate [5]	-	424

Tax on exceptional items	-	(18)
Tax on remeasurements[4]	(13)	2

	(13)	408

Total exceptional items and remeasurements after tax	25	481

Analysis of exceptional items and remeasurements after tax:
Total exceptional items after tax	-	384
Total remeasurements after tax	25	97

Total	25	481

National Grid	2014/15 Half Year Results Statement

3. Exceptional items and remeasurements continued

1.	For the period ended 30 September 2013, we recognised restructuring costs of £66m related to restructuring of our UK operations in preparedness to deliver RIIO and other transformation related initiatives in the UK and US. No exceptional restructuring costs have been incurred in the period ended 30 September 2014.

2.	No further provision has been made for the demolition of certain non-operational gas holders in the UK (2013: £79m).

3.	For the period ended 30 September 2013, we recognised a net gain of £123m relating to a pension curtailment for employees who transferred to a new employer following the cessation of the Management Services Agreement (MSA) with the Long Island Power Authority (LIPA) on 31 December 2013 and associated transition costs.

4.	Remeasurements

i.	Included within operating profit – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

ii.	Included within finance costs – net gains and losses on derivative financial instruments comprise gains and losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt.

5.	For the period ended 30 September 2013 and following enactment of the Finance Act 2013 in July 2013, we recognised an exceptional tax credit of £424m that arose from a reduction in the UK corporation tax rate from 23% to 21% applicable from 1 April 2014 as well as from a further reduction to 20% from 1 April 2015. The reductions resulted in a decrease in deferred tax liabilities.

National Grid	2014/15 Half Year Results Statement

4. Finance income and costs

Six months ended 30 September	2014	2013
	£m	£m

Interest income on financial instruments	9	10

Finance income	9	10

Net interest on pension and other post-retirement benefit plan obligations	(49)	(72)
Interest expense on financial instruments	(482)	(575)
Unwinding of discounts on provisions	(33)	(40)
Less: interest capitalised	63	72

Finance costs before exceptional items and remeasurements	(501)	(615)

Net gains on derivative financial instruments included in remeasurements	13	110

Exceptional items and remeasurements included within finance costs	13	110

Finance costs	(488)	(505)

Net finance costs	(479)	(495)

5. Taxation

The tax charge for the period, excluding tax on exceptional items and remeasurements is £258m (2013: £225m). The effective tax rate of 22.7% (2013: 23.0%) for the period is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects the seasonality of earnings in the US. For the full year we expect the Group effective tax rate to be around 25%. The effective tax rate for the year ended 31 March 2014 was 22.5%.

National Grid	2014/15 Half Year Results Statement

6. Earnings per share

Adjusted earnings per share, excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items and remeasurements, see note 3.

(a) Basic earnings per share

Six months ended 30 September	2014 Earnings £m	2014 Earnings per share pence	2013 Earnings £m	2013[1] Earnings per share pence

Adjusted earnings	883	23.4	761	20.2
Exceptional items after tax	-	-	384	10.2
Remeasurements after tax	25	0.7	97	2.6

Earnings	908	24.1	1,242	33.0

		millions		millions

Weighted average number of shares – basic[1]		3,771		3,764

1.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

(b) Diluted earnings per share

Six months ended 30 September	2014 Earnings £m	2014 Earnings per share pence	2013 Earnings £m	2013[1] Earnings per share pence

Adjusted diluted earnings	883	23.3	761	20.1
Exceptional items after tax	-	-	384	10.1
Remeasurements after tax	25	0.7	97	2.6

Diluted earnings	908	24.0	1,242	32.8

		millions		millions

Weighted average number of shares – diluted[1]		3,790		3,783

1.	Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid	2014/15 Half Year Results Statement

7. Dividends

The following table shows the actual dividends paid to equity shareholders:

Six months ended 30 September	2014	2014	2014	2013	2013	2013
	pence per share	Total £m	Settled via scrip £m	pence per share	Total £m	Settled via scrip £m

Ordinary dividends
Final – year ended 31 March 2014	27.54	1,029	289	-	-	-
Final – year ended 31 March 2013	-	-	-	26.36	964	444

The Directors are proposing an interim dividend of 14.71p per share to be paid in respect of the year ending 31 March 2015. This would absorb approximately £555 million of shareholders’ equity. An interim dividend for the year ended 31 March 2014 of 14.49p per share was paid in January 2014. The total paid was £539 million of which £nil was settled via scrip issues.

8. Fair value measurement

Carrying values and fair values of certain financial assets and liabilities

Certain of the Group’s financial instruments are measured at fair value. The following table categorises these financial assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 143 of the Annual Report and Accounts 2013/14.

	30 September 2014				31 March 2014

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Assets
Available-for-sale investments	2,709	222	-	2,931	2,786	214	-	3,000
Derivative financial instruments	-	1,573	15	1,588	-	1,950	20	1,970
Commodity contracts	-	51	53	104	-	34	53	87

	2,709	1,846	68	4,623	2,786	2,198	73	5,057

Liabilities
Derivative financial instruments	-	(1,243)	(127)	(1,370)	-	(1,043)	(120)	(1,163)
Commodity contracts	-	(35)	(74)	(109)	-	(12)	(111)	(123)

	-	(1,278)	(201)	(1,479)	-	(1,055)	(231)	(1,286)

Total	2,709	568	(133)	3,144	2,786	1,143	(158)	3,771

Financial assets and liabilities in the group’s consolidated statement of financial position are either held at fair value or the carrying value approximates to fair value, with the exception of borrowings, which are held at amortised cost.

The fair value of total borrowings estimated using market values at 30 September 2014 is £28,421 million (31 March 2014: £28,131 million).

Our level 1 available-for-sale investments are valued using quoted prices from liquid markets.

Our level 2 available-for-sale investments are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data. Our level 2 derivative financial instruments include cross-currency, interest rate and foreign exchange derivatives. We value our level 2 derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate swaps and foreign exchange rates, therefore we classify our vanilla trades as level 2 under the IFRS 7 framework.

National Grid	2014/15 Half Year Results Statement

8. Fair value measurement continued

Our level 2 commodity contracts include over-the-counter (OTC) gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps, therefore we classify our vanilla trades as level 2 under the IFRS 7 framework.

Our level 3 derivative financial instruments include cross-currency swaps with an embedded call option, currency swaps where the currency forward curve is illiquid and inflation-linked swaps where the inflation curve is illiquid. In valuing these instruments a third party valuation is obtained to support each reported fair value.

Our level 3 commodity contracts relate to the forward sale or purchases of electricity and gas where pricing inputs are unobservable or illiquid. This includes trade parameters such as load and generation forecasts, optionality and some gas and electricity forward curves where pricing deviates by more than 5% from the principal market or monthly prices are not available. These contracts are valued using the Black’s variation of the Black-Scholes model or Monte Carlo simulations.

As disclosed in note 3, gains/losses on our recurring level 3 financial instruments are recorded in remeasurements in the consolidated income statement.

The impacts on a post-tax basis of reasonably possible changes in significant level 3 assumptions are as follows:

Six months ended 30 September	Derivative financial instruments 2014 £m	Derivative financial instruments 2013 £m	Commodity contracts 2014 £m	Commodity contracts 2013 £m

10% increase in commodity prices	-	-	27	15
10% decrease in commodity prices	-	-	(10)	(11)
Forecast volume increase[1]	-	-	(1)	(3)
Forecast volume decrease[1]	-	-	2	4
20 basis point increase in LPI market curve[2]	(62)	(54)	-	-
20 basis point decrease in LPI market curve[2]	60	53	-	-

1.	Volumes were flexed using maximum and minimum historical averages.
2.	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

Movements in the six months to 30 September for financial instruments measured using Level 3 valuation methods are presented below:

	Derivative financial instruments[1] 2014 £m	Derivative financial instruments 2013 £m	Commodity contracts [2] 2014 £m	Commodity contracts 2013 £m

At 1 April	(100)	(104)	(58)	(71)
Net (losses) / gains for the period	(10)	16	(8)	(9)
Purchases	-	-	(3)	(11)
Settlements	(2)	(2)	48	42
Reclassification/transfers out of level 3	-	-	-	1

At 30 September	(112)	(90)	(21)	(48)

1.	Losses of £10m are attributable to derivative financial instruments held at the end of the reporting period.
2.	Losses of £10m are attributable to commodity contract financial instruments held at the end of the reporting period.

National Grid	2014/15 Half Year Results Statement

9. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2014 £m	2013 £m

Decrease in cash and cash equivalents	(17)	(138)
Decrease in financial investments	(343)	(1,545)
Decrease in borrowings and related derivatives	278	966
Net interest paid on the components of net debt	394	419

Change in net debt resulting from cash flows	312	(298)
Changes in fair value and exchange movements	(346)	925
Net interest charge on the components of net debt	(471)	(564)
Other non-cash movements	(49)	(8)

Movement in net debt (net of related derivative financial instruments) in the period	(554)	55
Net debt (net of related derivative financial instruments) at start of period	(21,190)	(21,429)

Net debt (net of related derivative financial instruments) at end of period	(21,744)	(21,374)

10. Net debt

	30 September 2014 £m	31 March 2014 £m

Cash and cash equivalents	344	354
Bank overdrafts	(15)	(15)

Net cash and cash equivalents	329	339
Financial investments	3,292	3,599
Borrowings (excluding bank overdrafts)	(25,583)	(25,935)

	(21,962)	(21,997)

Net debt related derivative financial assets	1,588	1,970
Net debt related derivative financial liabilities	(1,370)	(1,163)

Net debt (net of related derivative financial instruments)	(21,744)	(21,190)

11. Commitments and contingencies

At 30 September 2014 there were commitments for future capital expenditure contracted but not provided for of £2,387 million (31 March 2014: £2,624 million).

We also have other commitments relating primarily to commodity purchase contracts, operating leases and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail on page 132 of the Annual Report and Accounts 2013/14.

Litigation and claims

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid	2014/15 Half Year Results Statement

12. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2014	2013	Year ended 31 March 2014

Closing rate applied at period end	1.62	1.62	1.67
Average rate applied for the period	1.68	1.55	1.62

13. Related party transactions

Related party transactions in the half year ended 30 September 2014 were the same in nature to those disclosed on page 133 of the Annual Report and Accounts 2013/14. There were no related party transactions in the period that have materially affected the financial position or performance of the Group.

14. Principal risks and uncertainties

The principal risks and uncertainties which could affect National Grid for the remaining six months of the financial year are consistent with those disclosed for the year ended 31 March 2014 on pages 23 and 24 and pages 167 to 169 of the Annual Report and Accounts 2013/14. Our overall risk management process is designed to identify, manage, and mitigate our business risks, including financial risks.

The principal risks and uncertainties included in the Annual Report and Accounts 2013/14 are as follows:

—	Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.
—	We may suffer a major network failure or interruption, or may not be able to carry out critical non-network operations due to the failure of technology supporting our business-critical processes.
—	Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us.
—	Current and future business performance may not meet our expectations or those of our regulators and shareholders.
—	Failure to respond to external market developments and execute our strategic ambition may negatively affect our performance. Conversely, new businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.
—	Changes in foreign currency rates, interest rates or commodity prices could materially impact earnings or our financial condition.
—	Operating costs may increase faster than revenues.
—	We may be required to make significant contributions to fund pension and other post-retirement benefits.
—	An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses.
—	Customers and counterparties may not perform their obligations.
—	We may fail to attract, develop and retain employees with the competencies, including leadership and business capabilities, values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests.

15. Subsequent events

In November 2014, the Group agreed a new RPI-linked bank loan facility totalling £1.5bn with the European Investment Bank.

In November 2014, the Group announced that it had agreed a joint venture with the Berkeley Group to develop a number of its sites in London and the surrounding area.

National Grid	2014/15 Half Year Results Statement

Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority.

The Directors confirm that the financial information has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The Directors of National Grid plc are as listed in the National Grid plc Annual Report for the year ended 31 March 2014 with the exception of the following changes to the Board:

—	John Pettigrew who was appointed as an Executive Director on 1 April 2014;
—	Nick Winser who stepped down as an Executive Director on 28 July 2014; and
—	Maria Richter who stepped down as a Non-executive Director on 28 July 2014.

By order of the Board

Steve Holliday	Andrew Bonfield
6 November 2014	6 November 2014

Chief Executive	Finance Director

National Grid	2014/15 Half Year Results Statement

Independent review report to National Grid plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed the condensed consolidated interim financial statements, defined below, in the half year financial information of National Grid plc (the “Company”) for the six months ended 30 September 2014. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as issued by the IASB and as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority (DTR of the UK FCA). This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed

The condensed consolidated interim financial statements, which are prepared by the Company, comprise:

—	the consolidated statement of financial position as at 30 September 2014;
—	the consolidated income statement and consolidated statement of comprehensive income for the period then ended;
—	the consolidated statement of changes in equity for the period then ended;
—	the consolidated cash flow statement for the period then ended; and
—	the explanatory notes to the condensed consolidated interim financial statements.

As disclosed in note 1, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as issued by the IASB and as adopted by the European Union.

The condensed consolidated interim financial statements included in the half year financial information have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the IASB and as adopted by the European Union and the DTR of the UK FCA.

What a review of condensed consolidated financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the half year financial information and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Responsibilities for the condensed consolidated interim financial statements and the review

Our responsibilities and those of the directors

The half year financial information, including the condensed consolidated interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial information in accordance with the DTR of the UK FCA.

Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half year information based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the DTR of the UK FCA and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP

Chartered Accountants

6 November 2014, London

The maintenance and integrity of the National Grid plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.